UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.__)

Itamar Medical Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
 (Title of Class of Securities)

465437101
(CUSIP Number)

April 4, 2019 (1)
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)
This Statement on Schedule 13G also serves as Statement on Schedule 13G reporting holdings as of February 26, 2019, when registration statement on Form 20-F of Itamar Medical Ltd. was declared effective by the Securities and Exchange Commission

CUSIP No. 63008G104	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 16,053,647.81 (*)(**)(***)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 16,053,647.81 (*)(**)(***)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,647.81 (*)(**)(***)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.81% (***) (****)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) This figure is as of April 4, 2019. On February 26, 2019, this figure was 15,888,759.81.

(**) This amount of Ordinary Shares (and the amount of Ordinary Shares as of February 26, 2019) includes 483,267 stock options exercisable into Ordinary Shares.

(***) The beneficial ownership of the securities reported herein is described in Item 4(a).

(****) Based on a total of 11,130,081 American depositary shares (“ADSs”) outstanding as of April 4, 2019 (as reported on Bloomberg LP), which includes 30 Ordinary Shares, par value NIS 0.01 per share, for every ADS (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 10, 2019). On February 26, 2019, this figure was 5.32% based on 298,750,536 Ordinary Shares, par value NIS 0.01 per share (as reported by Tel Aviv Stock Exchange on its website).

CUSIP No. 63008G104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 16,053,647.81 (*) (**)(***)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 16,053,647.81 (*) (**)(***)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,647.81 (*) (**)(***)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.81% (**) (***)(****)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of April 4, 2019. On February 26, 2019, this figure was 15,888,759.81.

(**) This amount of Ordinary Shares (and the amount of Ordinary Shares as of February 26, 2019) includes 483,267 stock options exercisable into Ordinary Shares.

(***) The beneficial ownership of the securities reported herein is described in Item 4(a).

(****) Based on a total of 11,130,081 American depositary shares (“ADSs”) outstanding as of April 4, 2019 (as reported on Bloomberg LP), which includes 30 Ordinary Shares, par value NIS 0.01 per share, for every ADS (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 10, 2019). On February 26, 2019, this figure was 5.32% based on 298,750,536 Ordinary Shares, par value NIS 0.01 per share (as reported by Tel Aviv Stock Exchange on its website).

CUSIP No. 63008G104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 16,053,647.81 (*)(**)(***)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 16,053,647.81 (*)(**)(***)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,053,647.81 (*)(**)(***)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.81% (**) (***)(****)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) This figure is as of April 4, 2019. On February 26, 2019, this figure was 15,888,759.81.

(**) This amount of Ordinary Shares (and the amount of Ordinary Shares as of February 26, 2019) includes 483,267 stock options exercisable into Ordinary Shares.

(***) The beneficial ownership of the securities reported herein is described in Item 4(a).

(****) Based on a total of 11,130,081 American depositary shares (“ADSs”) outstanding as of April 4, 2019 (as reported on Bloomberg LP), which includes 30 Ordinary Shares, par value NIS 0.01 per share, for every ADS (as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 10, 2019). On February 26, 2019, this figure was 5.32% based on 298,750,536 Ordinary Shares, par value NIS 0.01 per share (as reported by Tel Aviv Stock Exchange on its website).

Item 1. (a)                  Name of Issuer:

Itamar Medical Ltd.

(b)	Address of Issuer's Principal Executive Offices:

9 Halamish Street, Caesarea 3088900, Israel

Item 2. (a)	Name of Person Filing:

1. Itshak Sharon (Tshuva)

2. Delek Group Ltd.

3. The Phoenix Holdings Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”).   The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

The Phoenix Holdings Ltd. is a controlled subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

(b)	Address of Principal Business Office:

The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel.

The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(c)	Citizenship:

1. Itshak Sharon (Tshuva) - Israel

2. Delek Group Ltd. - Israel

3. The Phoenix Holdings Ltd. - Israel

(d)	Title of Class of Securities:

 Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

465437101

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Persons and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

                  As of April 4, 2019, the securities reported herein were held as follows:

	Ordinary Shares		Percentage of total Ordinary Shares outstanding
Excellence "nostro" accounts	--		--
Excellence provident funds	--		--
Excellence trust funds	2,106,957.81		0.63%
Excellence ETF's	--		--
The Phoenix "nostro" accounts
The Phoenix pension	--		--
Linked insurance policies of Phoenix	--		--
Partnership for Israeli shares (1)	12,885,049	(2)	3.86%
Partnership for investing in shares indexes (1)	1,061,641		0.32%
Partnership for international shares (1)	--		--

(1)
All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

(2)	This amount of Ordinary Shares includes 483,267 stock options exercisable into Ordinary Shares.

As of February 26, 2019, the securities reported herein were held as follows:

	Ordinary Shares		Percentage of total Ordinary Shares outstanding
Excellence "nostro" accounts	--		--
Excellence provident funds	--		--
Excellence trust funds	1,953,537.81		0.65
Excellence ETF's	--		--
The Phoenix "nostro" accounts
The Phoenix pension	--		--
Linked insurance policies of Phoenix	--		--
Partnership for Israeli shares (1)	12,885,049	(2)	4.31%
Partnership for investing in shares indexes (1)	1,050,173		0.35%
Partnership for international shares (1)

(1)
All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.

(2)	This amount of Ordinary Shares includes 483,267 stock options exercisable into Ordinary Shares.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2019

Itshak Sharon (Tshuva) /s/ Itshak Sharon (Tshuva) By: Itshak Sharon (Tshuva)

Delek Group Ltd. /s/ Leora Pratt Levin By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last By: Gabi Last* Title: Chairman

The Phoenix Holdings Ltd. /s/ Eli Schwartz By: Eli Schwartz** Title: Chief Financial Officer

/s/Menachem Neeman By: Menachem Neeman** Title: Chief Legal Counsel and Corporate Secretary

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 2 to this Schedule 13G.

** Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 3 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of April 18, 2019.

Exhibit 2	Notice of resolution of the Board of Directors of Delek Group Ltd., dated as of February 7, 2018.

Exhibit 3	Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of January 30, 2018.